Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100

April 28, 2014

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Scott Anderegg
Dietrich King
Sondra Snyder
Jennifer Thompson

Re:	Abengoa Yield plc
Registration Statement on Form F-1
Filed on April 1, 2014
File No. 333-194970

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”) and Regulation S-T thereunder, Abengoa Yield plc, a public limited company organized under the laws of England and Wales (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment to its Registration Statement on Form F-1 (“Amendment No. 1”), which amends its Registration Statement filed on April 1, 2014 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the letter to the Company, dated April 22, 2014, from the staff (the “Staff”) of the SEC. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold text). For your convenience, paper copies of Amendment No. 1 will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in Amendment No. 1 to the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Presentation of Financial Information, page 3

1. We note your disclosures here and on pages 34 and 35 concerning Combined EBITDA, which you also call EBITDA. As indicated in Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, the term EBITDA should only be used to refer to earnings before interest, taxes, depreciation and amortization. Since you exclude additional items such as the share of loss or profit of associates and impairment charges, please revise the title of this measure to indicate that it is not simply EBITDA.

Response:

The Company has revised the title of Combined EBITDA or EBITDA to refer to the measure as “Adjusted EBITDA” and has revised the title of Adjusted EBITDA to refer to the measure as “Further Adjusted EBITDA” throughout the Prospectus.

Cash Dividend Policy, page 63

2. We note the disclosure included in response to comment 24 in our letter dated March 28, 2014. Please provide a similar disclosure in an appropriate place in your prospectus summary.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 10 of the Prospectus.

Risks Regarding Our Cash Dividend Policy, page 64

3. Please revise your risks to clearly state, if true, that your board of directors may at any time, by resolution, amend your cash dividend policy to suspend dividends. Notwithstanding your current intention to pay dividends, we believe it is important to highlight to your readers that your board can not only amend your dividend policy to change the amount of dividends, but they also can amend your dividend policy to pay no dividends even in times of ample cash flows.

Response:

In response to the Staff’s comment, the Company has added disclosure on page 67 of the Prospectus.

Our Ability to Grow our Business and Dividend, page 65

4. The first paragraph under this heading refers to your “approved policy” to maximize cash distributions to shareholders and specifically to distribute 90% of your cash available for distribution. In light of your response to comment 25 in our letter dated March 28, 2014 and the disclosures throughout this section of your document indicating that you have an intention, but no obligation, to pay dividends, please revise your disclosure to better explain in what sense your 90% payout is an “approved” dividend policy. If this disclosure refers to the resolution that your board of directors will adopt prior to the consummation of the offering, please tell us that in your response, and confirm to us that either your board will adopt this resolution prior to your request for effectiveness or you will revise your disclosure to clarify that you intend to adopt a resolution to this effect but have not yet done so.

Response:

The Company’s board of directors has adopted a resolution approving the Company’s cash dividend policy. The Company has revised the disclosure on page 66 of the Prospectus to clarify that the cash dividend policy has been approved by a resolution of the board of directors.

Assumptions and Considerations, page 70

5. We note your response to comment 28 in our letter dated March 28, 2014 and the disclosure you added on page 66. Considering that you expect cash available for distribution to increase by more than 60% from June 30, 2015 to June 30, 2016, we continue to believe your explanation of the assumptions underlying this increase appear overly vague. Please revise your assumptions and considerations on pages 70 through 74 to be more specific about the underlying causes, behind the significant increase in forecasted cash available for distribution. Since you disclose on page 66 that Mojave will be your largest source of cash available for distribution following COD, please revise your assumptions to explain in reasonable detail why you believe this and the assumptions behind the expected timing of when this project will begin paying dividends, including explaining whether Mojave’s debt covenants will permit immediate distribution of the cash generated by that project. Since it appears certain assets will disproportionately contribute to your operations and cash generation, please consider providing a table showing forecasted revenues attributable to each of your projects for the twelve months ending June 30, 2015 and June 30, 2016. Please highlight for your investors any significant changes in forecasted cash available for distribution arising from changes in expected contributions from your various assets and any disproportionate contributions from certain of your assets along with the reasons thereto.

Response:

The Company has added disclosure on page 75 of the Prospectus to more specifically explain the underlying causes behind the significant increase in forecasted cash available for distribution and to explain why Mojave will be the Company’s largest source of cash available for distribution following COD and the assumptions behind the expected timing of when Mojave will begin paying dividends.

The Company has considered providing a table showing forecasted revenues attributable to each of its projects for the twelve months ending June 30, 2015 and June 30, 2016. The Company believes that disclosure of this information would be commercially harmful to the Company because its competitors would be able to discern the price paid by offtakers pursuant to the power purchase agreements. Additionally, the Company’s offtakers consider the price information to be confidential and would object to the disclosure of information that would enable a third party to discern the price information. The Company believes that the benefit to investors of having this information does not justify the potential competitive harm that may arise from disclosure in the Prospectus.

The Company has further considered the materiality of the contributions of individual projects and concluded that no projects other than Mojave merit singling out in this regard.

Unaudited Pro Forma Combined Financial Information, page 78

6. We note your disclosure in the first paragraph on page 78 that your pro forma combined statement of financial position reflects the reduction of equity you expect to occur prior to the consummation of the offering; however, we note that pro forma combined equity is substantially higher than your historical combined equity. Please revise your disclosure to clarify.

Response:

The Company’s pro forma combined equity is higher than its historical combined equity due to the pro forma adjustment for the preferred equity investment in ACBH described in footnote (2) on page 86 of the Prospectus and due to the capitalization of debt with related parties described in footnote (3) on page 86 of the Prospectus. This increase has been partially offset by a reduction of equity which is also described in footnote (4) on page 86 of the Prospectus. The Company has revised its disclosure to distinguish capitalization of debt with related parties and reduction of equity separately.

7. We note your disclosure in the first bullet point at the bottom of page 78 that you have assumed the transactions presented occurred on January 1, 2013 for purposes of presenting your Unaudited Pro Forma Combined Income Statement for the year ended December 31, 2013. Please revise to present your pro forma statements of operations for both of the years ended December 31, 2012 and 2013 as if the transaction had taken place at the beginning of the earliest period presented, or as of January 1, 2012. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X.

Response:

The Company respectfully advises the Staff that the pro forma income statement of operations for the year ended December 31, 2013 has been prepared as if the transactions had taken place at the beginning of the earliest period presented, which is January 1, 2012. The Company has corrected its disclosure on page 82 of the Prospectus to properly reflect such date.

8. We note from your disclosure in the last paragraph on page 85 that you have calculated pro forma earnings per share assuming a total of 80,000,000 shares outstanding after the consummation of the offering. Please revise to exclude the number of shares attributable to the $10 million of proceeds you expect to retain for liquidity purposes from your pro forma earnings per share calculation or explain why you believe those shares should be included. In addition, please add a footnote to your pro forma financial information explaining how pro forma earnings per share were derived.

Response:

The Company has revised its pro forma earnings per share calculation to exclude the number of shares attributable to the amount of proceeds that the Company expects to retain for liquidity purposes. As currently disclosed under “Use of Proceeds” on page 64 of the Prospectus, the Company has revised the amount it expects to retain for liquidity purposes to $30 million. Please refer to footnote (5) on page 86 of the Prospectus. In addition, the Company has added the disclosure in footnote (5) on page 86 of the Prospectus to explain how it calculated the number of shares outstanding after the consummation of the offering.

9. Please revise your presentation of pro forma earnings per share to be rounded to the nearest whole cent. Please revise the pro forma earnings per share information presented in on page 86 in Selected Financial Information as well.

Response:

The Company has revised its disclosure to present pro forma earnings per share rounded to the nearest whole cent as requested on pages 83, 84 and 91 of the Prospectus.

Taxation of dividends, page 203

10. We note the disclosure included in response to comment 42 in our letter dated March 28, 2014. The disclosure indicates that dividends “should not” be subject to tax in the United Kingdom for non-United Kingdom resident shareholders. To the extent that there is uncertainty regarding the tax treatment of dividends to these shareholders, please explain why the uncertainty exists and include risk factor disclosure. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Prospectus.

Combined Financial Statements for the Year Ended December 31, 2013, page F-1

Notes to Financial Statements, page F-10

Note 2.18. Provisions and contingencies, page F-21

11. We note your disclosure that some companies included in the combined group have dismantling provisions. Please tell us and disclose how and where these provisions are reflected in your financial statements. If no dismantling provision has been recognized, please explain why not and provide your basis in IFRS GAAP for your accounting.

Response:

The Company has expanded its disclosure on page F-21 of the Prospectus as requested. Dismantling provisions are only recorded in those plants where there is a present legal obligation for dismantling, removing and restoring the site where the plant is located. This is in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

Note 6.- Contracted concessional assets, page F-28

12. We note your response to comment 45 in our letter dated March 31, 2014. However it does not appear that the disclosures you added on pages F-14 and F-46 in response to that comment include all of the disclosures required by SIC Interpretation 29. Please further revise your disclosures to provide:

•	A description of the arrangements as required by paragraph 6(a);

•	The significant terms of the arrangements that may affect the amount, timing and certainty of future cash flows as required by paragraph 6(b);

•	The nature and extent of each of the items required by paragraph 6(c) (i) through (vi); and

•	Any changes in the arrangement occurring during the period as required by paragraph 6(d).

Response:

In response to the Staff´s comment, the Company has revised its disclosure in Appendix III to add information related to paragraphs 6(a), 6(b) and 6(c) of SIC Interpretation 29.

The Company also confirms that there have been no changes in the arrangements during the periods presented and therefore there is no need to disclose the requirements of paragraph 6(d).

13. We note that your service concession arrangements are in several different countries which appear to have different market and regulatory environments and which based on the disclosures provided on pages 131 through 143 of your filing include different payment terms, rights and obligations depending in part on conditions in the relevant markets and regulatory regimes in which the concessions operate. If you decide to provide the disclosures required by paragraph 6 for each class of service concession as defined by paragraph 7, rather than individually for each service concession arrangement, please consider providing the required disclosures by country or based on other similarities. Please ensure that your disclosures include sufficient information and detail to provide meaningful disclosure of the items required to be disclosed by paragraph 6 of SIC Interpretation 29.

Response:

The Company acknowledges the Staff´s comment and as mentioned in its response to Comment No. 12 of the Staff’s comment letter, the Company has provided additional information required by paragraph 6 of SIC Interpretation 29 in Appendix III to the combined financial statements. The Company also confirms that this information has been provided individually rather than for each class of service concession to follow the same structure presented throughout the Prospectus. The Company also considers that these disclosures include sufficient information and detail to provide meaningful disclosure of the items required to be disclosed by paragraph 6 of SIC Interpretation 29.

14. Please tell us how you determined that each of your service concession arrangements falls within the scope of IFRIC 12.

Response:

In response to the Staff’s comment, the Company provides the IFRIC 12 scope analysis below for each of its concession agreements.

The Company has based its conclusions on the principle-based approach of the International Financial Reporting Standards in general and, in particular, of the international regulations included in IFRIC regarding the concepts of “public services” and “concession arrangement”, in order to enable their use in a way that is not constrained by the characteristics or the legal nomenclature used by different legal bodies around the world (in principle, IFRS does not apply to one specific country, but are intrinsically international in their scope).

Accordingly, fulfillment of the conditions of the applicability of IFRIC 12 to the assets in question is based on the assumption that the provision of power generation, distribution and transmission services is an activity of “general interest” to the public regardless of whether the grantor is the government itself or a private party that does not act independently but rather as a type of vehicle for the administration and the regulator.

The Company manages and operates renewable energy, conventional power and electric transmission line concessional assets located in North America, South America and Europe. In each of its concession arrangements, the Company is responsible for the management, operation and maintenance of the infrastructure and all the services, as defined in IFRIC 12.3(b).

The analysis that follows is therefore based on the requirements of the services arrangement on the concession holder in terms of what services must be provided, to whom and at what price. Specifically, the Company has analyzed for each concessional asset the following conditions defined in the Scope of IFRIC 12:

•	5(a) The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price.

•	5(b) The grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement.

•	6 Infrastructure used for its entire useful life (whole of life assets) is within the scope of IFRIC 12 if the conditions in 5(a) are met.

1. Solaben 2 and Solaben 3 (Spain)

Pursuant to discussions with the Staff and in light of the Company’s parent company having previously supplied information with respect to Solaben 2 and Solaben 3 in a registration statement on Form F-1 (which were part of the 13 Spanish CSP plants described in that registration statement) relating to shares of Abengoa, S.A. (File No. 333-191575), the Company is not including an analysis relating to Solaben 2 and Solaben 3 herein.

2. Solana (USA)

Concessional Asset: Solana is a solar electricity generation facility located in Arizona.

Grantor: Arizona Public Service Company (APS), an entity subject to the regulation of the Arizona Corporation Commission (ACC), the state agency that regulates most utility companies in Arizona. APS’ activity is included in the framework of the general provisions that regulate the sector and the Renewable Portfolio Standard (RPS) applicable to the state of Arizona.

Operator: Solana.

Type of Concession Contractual Arrangement: 30-year, fixed-price per MWh PPA, approved by the ACC. Although the PPA and the awarding of the contract occurred between APS and ASO, these occurred concurrently with the execution of the agreements with the Department of Energy and the Federal Financing Bank (which in turn requires supervision of the contracts between APS and ASO).

Term of the concession: 30 years starting on the COD.

Control of services

Services provided: The grantor controls all of the services provided through the PPA signed with Solana. The agreements require the design, construction, financing, operation and maintenance of the solar electricity generation facilities. Once construction is completed the grantor continues controlling those services which consist of the generation and delivery of electricity exclusively to the grantor for further distribution to end-users. Control is exercised according to the PPA, among other things, through the limitations on the amount and condition of the energy that is received by APS (at a predetermined substation to which the lines must be constructed and financed by ASO as part of its development cost) with minimum and maximum thresholds for delivery capacity that must not be breached, except under exceptional weather conditions.

To whom: The grantor controls to whom the services can be provided. Services are provided to the grantor, and indirectly to the end-users, including the domestic and industrial clients that receive electricity services from APS.

Price: The grantor controls the price through the PPA that provides for the sale of electricity at a fixed price per MWh approved by the ACC with annual increases of 1.84% per year. The grantor has established control over the remuneration received by ASO independently from the evolution of the tariff that is passed on to end users.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/infrastructure is used for its entire useful life: The infrastructure is used for its entire useful life.

3. Mojave (USA)

Concessional Asset: Mojave is a solar electricity generation facility located in California.

Grantor: Pacific Gas & Electric Company (PG&E), an entity subject to the regulation of the California Energy Commission (CAEC), the state’s primary energy policy and planning agency, and the California Public Utilities Commission (CPUC), the entity that regulates utility services in California. PG&E’s activity is included in the framework of the general provisions that regulate the sector and the Renewable Portfolio Standard (RPS) applicable to the state of California.

Operator: Mojave Solar Project (Mojave)

Type of Concession Contractual Arrangement: 25-year, fixed-price per MWh PPA approved by the CPUC. Although the PPA and the awarding of the contract occurred between PG&E and Mojave, these occurred concurrently with the execution of the agreements with the Department of Energy and the Federal Financing Bank (which in turn requires supervision of the contracts between PG&E and Mojave).

Term of the concession: 25 years starting on the COD.

Control of services

Services provided: The grantor controls all of the services provided through the PPA signed with Mojave. The agreements require the design, construction, financing, operation and maintenance of the solar electricity generation facilities. Once construction is completed, the services will consist of the generation and delivery of electricity exclusively to the grantor for further distribution to its end users. Control is exercised according to the PPA, among others, through the limitations on the amounts and conditions of the energy that is received by PG&E (at a predetermined substation to which the lines must be constructed and financed by Mojave as part of its development cost) with minimum and maximum thresholds for the delivery capacity that must not be breached, except under exceptional weather conditions.

To whom: The grantor controls to whom the services can be provided. Services are provided to the grantor, and indirectly to the end-users of PG&E, including the domestic and industrial clients that receive electricity services from PG&E.

Price: The grantor controls the price through a PPA that provides for the sale of electricity at a fixed price per MWh without any indexation mechanism. The fixed price per MWh is controlled by the grantor and is reviewed and approved by the CPUC. The grantor has established control over the remuneration received by Mojave independently from the evolution of the tariff that is passed on to end users.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/the infrastructure is used for its entire useful life: The infrastructure is used for its entire useful life.

4. Palmatir (Uruguay)

Concessional Asset: Palmatir is an on-shore wind farm facility in Uruguay with nominal installed capacity of 50 MW. Palmatir has 25 wind turbines and each turbine has a nominal capacity of 2 MW.

Grantor: UTE (Administración Nacional de Usinas y Transmisiones Eléctricas), Uruguay’s state-owned electricity company. Executive Decree No. 158/012 promoted contracts between UTE and private entities that produce electricity from wind power as an incentive for power generation using renewable sources.

Operator: Palmatir

Type of Concession Contractual Arrangement: 20-year, fixed-price per MWh PPA. Although the PPA and the awarding of the contract occurred between UTE and Palmatir, both are governed by Unidad Reguladora de Servicios de Energía y Agua (URSEA), the Uruguayan regulator.

Term of the concession: 20 years starting on the COD.

Control of services

Services provided: The grantor controls all of the services provided pursuant to the agreements signed. Palmatir is contractually obliged to design, construct, finance, operate and maintain the wind farm, which is comprised of 25 wind turbines. Once the construction is completed and the asset enters into operation, Palmatir is contractually obligated to provide electricity exclusively to UTE through the operation and maintenance of the asset, according to the terms of the contract and the applicable law.

To whom: The grantor controls to whom the services can be provided. Services are provided to the grantor, and indirectly to the end-users of the Uruguayan electrical system.

Price: The grantor controls the price. UTE will purchase all of the electricity produced during the 20-year term of the PPA. UTE will pay a fixed-price tariff per MWh under the PPA, which is denominated in U.S. dollars and will be partially adjusted in January of each year according to a formula based on inflation included in the PPA. Palmatir will bill its entire production to UTE at the agreed price on a monthly basis independent from the evolution of the tariff that is passed on to end-users.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/the infrastructure is used for its entire useful life: The infrastructure is used for its entire useful life.

5. Abengoa Cogeneracion Tabasco, S. de R.L. de C.V. (ACT) (Mexico)

Concessional Asset: ACT, is a 300 MW gas-fired cogeneration facility located in the State of Tabasco, Mexico.

Grantor: Petroleos Mexicanos S.A. de C.V. (Pemex), a state-owned company under the supervision of Comision Reguladora de Energia (CRE), the Mexican state agency that regulates the energy industry. Pursuant to the Mexican Constitution, the electricity industry in Mexico is controlled by the federal government through the Comision Federal de Electricidad (CFE). The Electricity Public Service Law identifies circumstances in which other companies may participate in the electricity industry, including cogeneration plants. In those cases, the cogeneration facility delivers efficient energy to an industry that will be able to purchase less electricity from CFE.

Operator: Abengoa Cogeneracion Tabasco (ACT).

Type of Concession Contractual Arrangement: 20-year, fixed-price Conversion Services Agreement under which ACT is required to deliver all of its thermal and electric output to Pemex.

Term of the concession: The concession has a 20-year term that began on COD (April 2013).

Control of services

Services provided: The grantor controls all of the services provided through the contract signed with Pemex, which requires the design, construction, operation and maintenance of the gas-fired cogeneration facility. Once the construction is completed, the services to be provided by the operator consist of electricity and steam generation exclusively to Pemex with a minimum availability of the plant agreed between the parties in the Services Agreement. Cogeneration is a regulated activity under the Law of Electricity Public Service (Ley del Servicio Publico de Energía Electrica) and the services are rendered under a cogeneration permit issued by the regulator (CRE).

To whom: The grantor controls to whom the service must be provided. Services are provided to Pemex and indirectly to end-users.

Price: The grantor controls the price, which corresponds with the services rendered under the Services Agreement between ACT and Pemex and is a fixed tariff denominated in U.S. dollars and paid on a monthly basis and indexed partially to inflation and partially according to a mechanism agreed in the contract.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/infrastructure is used for its entire useful life: The infrastructure is used for its entire useful life.

6. ATN and ATS (Peru)

Concessional Asset: ATN and ATS assets consist of electric transmission lines, facilities and related electric substations in Peru.

Grantor: Ministry of Energy, which is responsible for establishing policies and regulations for the electricity sector and for granting concessions.

Operator: ATN and ATS.

Type of Concession Contractual Arrangement: 30-year, fixed-price concession agreement with an inflation adjustment.

Term of the Concession: 30 years, starting on COD.

Control of services

Services provided: The grantor controls all of the services provided through the concession agreement. ATN and ATS are contractually obligated to design and construct a set of transmission lines, as well as substations and the required extensions for the existing ones. Once the construction is completed and the assets enter into operation, ATN and ATS are contractually obligated to provide the service of transmission of electric energy through the operation and maintenance of the electric transmission line, according to the terms of the contract and the applicable law.

To whom: The grantor controls, through the concession agreement, to whom the services can be provided: the end-customers of the Peruvian transmission network, of which ATN and ATS are part.

Price: The grantor controls the price of the services, as the laws and regulations of Peru establish the key parameters of the concession contract, the price indexation mechanism, the rights and obligations of the operator and the procedure that has to be followed in order to fix the applicable tariff, which occurs through a regulated bidding process. Once the bidding process is complete and the operator is granted the concession, the pricing of the power transmission service is established in the concession agreement. ATN and ATS each have a 30-year fixed tariff denominated in U.S. dollars that is adjusted annually after the COD of each line, in accordance with the U.S. Finished Goods Less Food and Energy Index published by the U.S. Department of Labor.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/infrastructure is used for its entire useful life: The concession and its assets will be returned to the Peruvian Government at the termination of the arrangement.

7. Quadra 1 & Quadra 2 (Chile)

Concessional Asset: Quadra 1 and Quadra 2 are transmission lines located in Chile that are part of the Northern Interconnected System (SING), one of the two large interconnected systems in which the electricity system is structured in Chile.

Grantor: Sierra Gorda, under the supervision and regulation of Centro de Despacho Economico de Cargas (CDEC) and SEC (Superintendencia de Electricidad y Combustibles). In addition, the transmission lines are subject to the regulation of the National Board of Energy (Comisión Nacional de Energía, CNE), the National Environment Board (Comisión Nacional de Medio Ambiente, CONAMA) and other environmental regulatory bodies. Electricity transmission and distribution, concessional schemes and electricity tariffs are regulated in the Electricity Services Law (Ley General de Servicios Eléctricos). The Chilean electricity system includes private companies that act as agents of the regulatory bodies.

Operator: Quadra 1 and Quadra 2.

Type of Concession Contractual Arrangement: 21-year, fixed-price concession agreement with a yearly inflation adjustment linked to the CPI.

Term of the concession: 21 years, starting on COD.

Control of services

Services provided: The grantor controls all of the services provided through the contracts signed with Sierra Gorda requiring the design, construction, operation and maintenance of the transmission lines. Once the construction is completed, the services to be provided by the operators, Quadra 1 and Quadra 2, consist of the transmission of electric energy and the operation and maintenance of the electric transmission lines, including minimum availability factors.

To whom: The grantor controls to whom the service must be provided through the contract, where it indicates that the service is provided to Sierra Gorda SCM, and indirectly to end-users of the Northern Electrical System (SING).

Price: The grantor controls the price through the contract, while laws and regulations of Chile control the conditions that need to be fulfilled by the operator as part of the interconnected system of electric transmission in Chile. The price is fixed and denominated in U.S. dollars and is indexed mainly to the U.S. CPI.

Control by the grantor of any significant residual interest in the infrastructure at the end of the term of the arrangement/infrastructure used for its entire useful life: The infrastructure is used for its entire useful life.

8. Palmucho (Chile)

The Company respectfully advises the Staff that Palmucho is not a concessional asset within the scope of IFRIC 12 and has corrected Appendix III-2 on pages F-50 and F-51 of the Prospectus to remove this asset and has updated disclosure on page F-14 of the Prospectus to indicate that Palmucho is a lease under the scope of IAS 17.

15. Please explain to us why certain disclosures related to your concession arrangements which appear to be required by IFRS have been provided in Appendix III to your financial statements. In doing so, please explain to us the significance of placing certain information in the Appendices and how this differs from placing that information within the footnotes to your financial statements. For information required to be disclosed by IFRS, please explain why you believe such information is not required to be included within the audited financial statements and provide your basis in IFRS GAAP for your conclusions. If your auditors’ report covers the Appendices, please tell us why it does not clearly state this. Please revise or advise as appropriate.

Response:

The Company confirms that the information provided in Appendix III to the financial statements is part of the combined financial statements and therefore covered by the auditor’s report. The reason for providing this information in an Appendix instead of within the footnotes is because the Company considers it to be a clearer way to present the information for the reader and that it does not differ from placing it within the notes.

In response to the Staff’s comment, the Company has changed its Index to the Combined Financial Statements and has included a footnote on page F-9 and throughout the Appendices to clarify that the Appendices are part of the notes to the combined financial statements. The auditors’ report does not state that it covers the Appendices because the Appendices are considered to be part of the notes to the financial statements, as the Company has clarified with its revised disclosure.

Note 7. – Investments carried under the equity method, page F-30

16. We note the disclosure you added on page F-30 in response to comment 46 in our letter dated March 31, 2013. It appears that you have not recorded your share of the losses in your investment in

Evacucion Valdecaballeros, S.L. during your 2013 and 2012 fiscal years. We note that your investment in this entity is $6,076 at both December 31, 2012 and December 31, 2013. Please tell us and disclose why you have not recorded your share of the losses of this entity. Provide your basis in IFRS GAAP for your accounting. We may have further comment after reviewing your response.

Response:

In response to the Staff’s comment, the Company has modified the financial figures originally presented on page F-30 of the Prospectus to reflect the final net operating losses of Evacuación Valdecaballeros, S.L. The original figures presented were based on provisional financial statements of its equity method investee prior to certain allocation of costs to shareholders pursuant to its shareholder’s agreement, costs already recorded in the combined financial statements for the years ended December 31, 2013 and 2012. The Company does not consider its proportionate share of the remaining losses, $96.0 thousand for the year ended December 31, 2012 and $189.6 thousand for the year ended December 31, 2013 (calculated as 28.56% of the net losses disclosure on page F-30 of the Prospectus) to be material to merit a change in its approved and issued combined financial statements for those years. The remaining losses represent mostly non-cash depreciation expenses which are not allocated to shareholders in accordance with the shareholders’ agreement. Such amounts represent 0.01% and 0.05% of the line item “Investments carried under the Equity Method” and 0.00% and 0.00% of “Total Assets” in its combined statements of financial position as of December 31, 2012 and 2013, respectively; 2.31% and 1.39% over “Profit/(loss) before income tax” and 7.19% and 5.55% over “Profit/(loss) for the year attributable to the Company” for the years ended December 31, 2012 and 2013, respectively. The Company believes Profit/(loss) for the year attributable to the Company is not a relevant financial measure for the years in question as the Company has assets under construction and assets in early stages of operation, which is not indicative of expected future performance. In addition, recognition of such losses would not trigger a change in tendency or a change from earnings to losses which could be material for investors, and it does not impact the financial information reported by segment. Recognition of such losses also does not impact the Company’s “cash available for distribution”, since the expenses giving rise to such losses are non-cash expenses. Furthermore, the failure to record such losses does not affect the Company’s compliance with loan covenants or other contractual or regulatory requirements.

Appendix IV – Financial Statements of Abengoa Yield Ltd, page F-47

17. You state at the top of page F-49 that you have provided Schedule I; however, you have not labeled any of your disclosures as Schedule I. Please consider revising your disclosure to clarify this matter.

Response:

The Company has re-labeled Appendix IV in Amendment No. 1 as “Appendix IV (Schedule I)” in the Prospectus. The Company has revised the disclosure on page F-53 and F-54 of the Prospectus to refer to Appendix IV (Schedule I).

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9014.

Yours faithfully,

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Santiago Seage